Exhibit 99.1

December 17, 2018

PV Nano Cell Sicrys Big Success IDTechEx Show

Tradeshow Focused on Emerging Technologies Held in Santa Clara, CA USA November 14th – 15th 2018

MIGDAL HA’EMEK, ISRAEL, Dec. 17, 2018 (GLOBE NEWSWIRE) -- via NEWMEDIAWIRE – PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive Sicrys digital inks and dispersions, for printed electronics and 3D inkjet printing, announced today that it had a very successful IDTechEx show held in Santa Clara, CA USA on November 14th to 15th, booth P30. PV Nano Cell launched its first generation Printed Electronics dedicated printer PEJet I and created great interest around its mass production complete solution approach.

PV Nano Cell’s Chief Executive Officer, Dr. Fernando de la Vega, commented, “We had a very successful and challenging two days of intensive exhibition. Even though it seems that the fire’s in CA lowered the amount of participants in the exhibition as shown from the 92 visitors to our booth (versus 112 last year), the people that came to our booth really meant business. 25% of the visitors expressed interested in our “complete solution” approach, and 5 of them are considering implementing digital printing in mass production applications. Our Sicrys™ ink family and “complete solution” approach is generating major interest. Our partnership with Diptech/Ferro for which we had a poster in the booth, the first ever mass production digital printing of electronics on wide format glass, not only is ramping up (customer doubled their orders recently) but also created a lot of interest from other like companies. As we announced prior to the exhibition, we launched the sales of our integrated Prototype, design and R&D unique printer PEJet I in the exhibition. 21 visitors were really interested in the special offer we had for first adaptors – we are following up and expect a few to purchase the printer.” Moreover, de la Vega commented: “We are very happy with our 2018 revenue results which increased significantly year over year, primarily due to new contracts this year and due to the revenue derived from Digiflex Ltd, our fully owned subsidiary purchased on December 3, 2017”.

Evyatar Cohen, the Company’s CFO, added: “We are working hard to continue such increase in 2019 as well. Keep tuned!”

IDTechEx

IDTechEx is one of the world important events for the Printed Electronics community, bringing end users and suppliers together. Assessing end user requirements, the latest diverse technology capability and all the opportunities of printed, flexible and hybrid electronics. With over 3500 attendees, more than 270 exhibitors and at least 250 valued presentations. Read more at:

https://www.idtechex.com/printed-electronics-usa/show/en/

https://www.idtechex.com/usa2018/show/en/?gclid=EAIaIQobChMIze3-2c753QIVkuR3Ch2OHwPzEAAYASAAEgLWUvD_BwE

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell’s Sicrys ink family is a single- crystal, nano metric silver conductive ink delivering enhanced performance. Sicrys is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications – R&D, prototyping and mass production. In addition, PV Nano has expanded its capabilities to include an integrated prototyping, design and R&D unique printer with the recent acquisition of DigiFlex. For more information, please visit: www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward– looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward- looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

Hayden IR

w: 917-658-7878

email: hart@haydenir.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com